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                                                                      Exhibit 21



                  Subsidiaries of Online System Services, Inc.

Durand Acquisition Corporation, a Minnesota corporation.
     This corporation is a wholly-owned subsidiary of Online System Services, Inc. formed solely for the purpose of facilitating the acquisition of Durand Communications, Inc.

NetIgnite 2, LLC, a Colorado limited liability company.